NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND 2022 MANAGEMENT INFORMATION CIRCULAR June 2, 2022

Meeting Information Date: June 2, 2022 Time: 10:00 a.m., Vancouver time Location: https://meetnow.global/MG2NTNZ

Dear Shareholder:

We are pleased to invite you to the Annual General Meeting of the Shareholders of Galiano Gold Inc. ("Galiano Gold" or the "Company"), which will be held virtually on June 2, 2022 at 10:00 a.m. Pacific Time. The Annual General Meeting provides us with a valuable opportunity to consider matters of importance to the Company with shareholders, and we look forward to your participation. The accompanying Management Information Circular describes the business to be conducted at the meeting and provides information on Galiano Gold's approach to executive compensation and governance practices. We invest significant time and effort to ensure our compensation programs are competitive in the market and appropriately aligned with the achievement of business results and long-term shareholder interests. Your participation in the affairs of the Company is important to us and we encourage you to vote your shares. Please refer to the "General Voting Information" section of the accompanying Management Information Circular for further information on how to properly exercise your voting rights. If you have any questions about the information contained in the circular or require assistance in voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by calling toll-free at 1-877-452- 7184 (for shareholders in Canada or the United States) or 1-416-304-0211 (for shareholders outside North America) or by e-mail at assistance@laurelhill.com. The Board and management look forward to your participation at the Annual General Meeting and thank you for your continued support.

Sincerely,

(signed) "Matt Badylak"

Matt Badylak

President & Chief Executive Officer

April 27, 2022

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MEETING AND VOTING INFORMATION

The Annual General Meeting of holders ("Shareholders") of common shares ("Common Shares") of Galiano Gold Inc. (the "Company") will be held online at https://meetnow.global/MG2NTNZ on Thursday, June 2, 2022 at 10:00 a.m., Pacific Time, (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2021 and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR profile at www.sedar.com;

2. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Company's management information circular dated April 27, 2022 (the "Information Circular"));

3. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Information Circular); and

4. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular (see "Advisory Vote on Executive Compensation" in the Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (together the "Notice-and-Access Provisions") for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy (the "Proxy") for Registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below), and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together "Proxy Materials"), are posted on the Company's website at: www.galianogold.com/investors/annual-meeting and are filed on SEDAR under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

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In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Tuesday, May 31, 2022, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group ("Laurel Hill") by May 26, 2022. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered Shareholders who are unable to attend the Meeting virtually and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., Pacific Time, on May 31, 2022. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account, you are a non-registered shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form ("VIF") provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 27th day of April 2022.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak

President and Chief Executive Officer

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

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2022 MANAGEMENT INFORMATION CIRCULAR

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2022 MANAGEMENT INFORMATION CIRCULAR
with information as at April 27, 2022 (unless indicated otherwise)

This Information Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of Galiano Gold Inc. (the "Company', "Galiano", "we", "us" or "our") for use at the Annual General Meeting (the "Meeting") of its holders ("Shareholders") of Common Shares (defined below) to be held on Thursday, June 2, 2022 at the time and for the purposes set forth in the accompanying Notice of the Meeting.

Our board of directors (the "Board") and management have decided to conduct the Meeting virtually, using the Summit meeting platform. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location.

In this Information Circular, references to "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means shareholders whose names appear on the share register of the Company. "Beneficial Shareholders" means shareholders who hold their Common Shares with a bank, broker or other financial intermediary and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist in connection with the Company's communications with Shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of beneficial Shareholders ("Notice-and-Access Provisions"), which allow an issuer to deliver an Information Circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

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Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website and sometimes the transfer agent's website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the Information Circular at the reporting issuer's expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions it must send a notice to Shareholders, including Non-Registered (Beneficial) Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, paper copies of those materials. This Information Circular has been posted in full on the Company's and under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice of meeting, which requires the Company to (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document:  a form of Proxy in the case of Registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company is a reporting issuer and has previously used Notice-and-Access Provisions for delivery of its annual meeting materials, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Dates and the Record Date indicating its intent to hold the Annual General Meeting and to use the Notice-and Access Provisions for delivery of the Proxy Materials related to the Meeting. Notwithstanding, the Company filed its Notice of Meeting and Record Date on March 18, 2022.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests same.

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The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Information Circular should make contact with the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10:00 a.m. on May 31, 2022, it is strongly suggested that a requesting Shareholder ensures their request is received by the Company no later than May 26, 2022.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Shareholders who wish to appoint someone other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting online, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to be able to attend and participate at the Meeting.

To register a proxyholder, Shareholders MUST visit https://www.computershare.com/GalianoGold by 10:00 a.m. on May 31, 2022 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code. Without an Invite Code, proxyholders will not be able to attend and vote online at the Meeting.

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Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for election of directors and appointment of auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting virtually. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a) complete, date and sign the enclosed Proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b) Call 1-866-732-VOTE (8683) to use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder's account number and the Proxy voting control number; or

(c) access the internet website of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions given on Computershare's website and refer to the enclosed Proxy for the holder's account number and the proxy voting control number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the "Chair"), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Registered Shareholders who wish to attend the Meeting online must take the following steps:

  On the Meeting date, log on to https://meetnow.global/MG2NTNZ at least 15 minutes before the Meeting starts
  Click on "Shareholder"
  Enter your 15-digit control number or click on "Invitation" and enter your invite code
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  Vote when the online ballot is presented during the virtual Meeting

You have to be connected to the internet at all times to be able to participate in and vote at the Meeting online. It is your responsibility to make sure you stay connected for the entire meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. As internal network security protocols such as firewalls or VPN connections may block access to the meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 30 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your shares in advance or by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting.

We believe that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year's Meeting virtually. Registered Shareholders, non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as "guests") will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

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The voting instruction form supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a Voting Instruction Form ("VIF") in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company's Proxy to represent your Common Shares at the Meeting.

As an alternative to submitting your voting instructions to your intermediary by completing and returning your VIF, Beneficial shareholders may vote using the following methods:

  Online - Go to www.proxyvote.com enter your 16-digit control number, located on the VIF and provide your voting instructions

  Telephone - Call the toll-free number listed on your VIF from a touch tone phone and follow the automatic recording              instructions to vote. You will need your 16-digit control number to vote.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. Beneficial Shareholders wishing to participate in the Meeting using the meeting platform must follow the procedures set out below.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Beneficial Shareholders who wish to appoint someone (including appointing yourself to attend the Meeting) other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting online, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code or username that is required to be able to attend and participate at the meeting.

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If you are a Beneficial Shareholder and you wish to vote at the Meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the proxy or VIF sent to you by your intermediary, you must follow all of the applicable instructions provided by your intermediary AND if you will be attending the Meeting online, you must also register yourself as your proxyholder. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered holders who have not appointed themselves as proxyholder cannot vote online during the meeting.

To register a proxyholder, Beneficial Shareholders MUST visit https://www.computershare.com/GalianoGold by 10:00 a.m. on May 31, 2022 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to attend and vote online at the meeting.

If you are a duly appointed proxyholder or if you have appointed yourself as a proxyholder and the proxyholder registration with Computershare has been completed, you may vote during the Meeting by taking the following steps:

  You will receive log in credentials from Computershare once the proxy deposit deadline has passed
  On the Meeting date, log on to https://meetnow.global/MG2NTNZ at least 15 minutes before the Meeting starts
  Click on "Shareholder"
  Enter your 15-digit control number or click on "Invitation" and enter your Invite Code
  Vote when the online ballot is presented during the virtual Meeting

Beneficial Shareholders who have not appointed themselves as proxyholders can attend the Meeting by:

  Going to https://meetnow.global/MG2NTNZ; and

  Clicking "Guest" and completing the online form.

Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

If you are a beneficial shareholder in the United States to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual General Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual General Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

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Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

or

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than May 31st, 2022 by 10:00am. You may attend the Annual General Meeting and vote your shares at https://meetnow.global/MG2NTNZ during the meeting.  Please note that you are required to register your appointment at www.computershare.com/appointee.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting, or in any other manner provided by law, or

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(b) virtually attending the Meeting and voting the registered shareholder's Common Shares (as discussed below).

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A proxy will automatically be revoked by either: (i) attendance at the virtual Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of proxy does not affect any matter on which a vote has been taken prior to such revocation.

As noted above, if you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

BUSINESS OF THE MEETING

Record date and entitlement to vote

Each Shareholder of record at the close of business on April 13, 2022 (the "Record Date") is entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote on each matter voted on at the Meeting.

Voting matters

Voting recommendation
Proposal 1

Elect the directors named in this Circular, each to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier resignation of removal.

FOR each nominee
Proposal 2	Appoint the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration.	FOR
Proposal 3	Approve, on an advisory basis, the Company's approach to executive compensation.	FOR

A simple majority of affirmative votes cast at the Meeting is required to pass each of the matters scheduled to be acted upon at the Meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

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ELECTION OF DIRECTORS

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the annual general meeting of the Company held on April 30, 2020, and that number was seven (7). Please refer to the section entitled "Nominees for election to the Board" of this Information Circular for biographies and more information on the nominees.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Board recommends a vote FOR all the director nominees

Proxies solicited hereby, unless otherwise specified, will be voted FOR the proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the by-laws of the Company and applicable corporate law, hold office until the next annual meeting of Shareholders or until their successors are elected or appointed in accordance with the by-laws of the Company or applicable corporate law.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. Therefore, the Board approved and implemented a majority voting policy (the "Majority Voting Policy"). Nominees for election to the Board have agreed to abide by the Amended Majority Voting Policy. In accordance with the Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the "Subject Director"); (b)  the Corporate Governance and Nominating Committee will make a recommendation to the Board with respect to accepting or rejecting the Subject Director's resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the Corporate Governance and Nominating Committee on such matter; (d) the Board will determine whether to accept or reject the Subject Director's resignation; (e) the Board will accept the Subject Director's resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Majority Voting Policy is included in the Company's "Corporate Governance Policies and Procedures Manual" available on the Company's website.

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APPOINTMENT OF AUDITOR

Board recommends a vote FOR the appointment of KPMG as Galiano’s auditor.

The Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services(1). These do not include fees for the  audit of the statutory financial statements of the JV.

	2021	2020
Audit Fees	C$428,000	C$475,214
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fee[s]	Nil	Nil
Total	C$428,000	C$475,214

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Board recommends a vote FOR all the director nominees

The Company endorses a "pay for performance" approach for executive compensation to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. The Board believes that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of the Company's Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Compensation of Executive Officers" and "Director Compensation".

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The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company dated April 27, 2022, delivered in advance of the 2022 Annual General Meeting of the Shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters. The Company will disclose the results of the shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting. The Board of Directors of the Company recommends that Shareholders vote FOR the approach to executive compensation as described in the Information Circular. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the approach to executive compensation as described in the Information Circular.

For information purposes only, the following is a summary of voting results of the "Say on Pay" advisory vote from the prior two annual general meetings of the Company:

	Votes For	% Votes For	Votes Against	% Votes Against
2020	149,361,026	98.93%	1,619,376	1.07%
2021	117,373,003	88.21%	15,694,083	11.79%

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the Company's approach to executive compensation.

GALIANO GOLD'S FINANCIAL STATEMENTS

The consolidated financial statements for the fiscal year ended December 31, 2021, and the report of the auditor on the consolidated financial statements made available to Shareholders electronically via the notice-and-access mechanism will be submitted at the Meeting but no vote thereon is required. The consolidated financial statements for the fiscal year ended December 31, 2021 and the report of the auditor on the consolidated financial statements are available on the Company's website (www.galianogold.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml).

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OTHER BUSINESS

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders participating through the meeting platform. As of the date of this Information Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

GENERAL INFORMATION

Interest of certain persons or companies in matters to be acted upon

Except with respect to the election of directors, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Voting securities and principal holders of voting securities

Only Shareholders of record at the close of business on the Record Date who either attend the Meeting virtually or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 224,943,453 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities are as follows:

Name	Number of Company's Common Shares	% of Outstanding Company Common Shares
Ruffer LLC	26,378,459	11.73%
Sun Valley Gold LLC	23,718,489	10.54%

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CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the Shareholders of a company. Good corporate governance practices encourage the establishment of a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101").

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual") which was approved by the Board on July 23, 2020. A copy of the Corporate Governance Manual is available on the Company's website and includes position descriptions for the Chair of the Board and each of the Board Committees.

The Board members' responsibilities include:

(a) to oversee management of the Company and, in doing so, at all times to serve the best interests of the Company on behalf of its Shareholders;

(b) to exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the Shareholders in the best interests of the Company;

(c) to know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d) to determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems;

(e) to establish and implement policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings; and

(f) to attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

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The Board is empowered by governing corporate law, the Company's Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Corporate Governance and Nominating Committee, reviews and discusses succession planning for senior management positions as part of the Company's planning process. The Board has, together with the CEO, developed a written position description for the CEO.

The Board, through the Compensation Committee, reviews and discusses Board and Executive short and long term compensation matters, and the determination of key performance metrics of the Company and key Executives.

The Board, through the Sustainability Committee, reviews, monitors and makes recommendations, regarding occupational health & safety, human rights, environmental and sustainability policies of the Company (collectively "Sustainability Policies") and will assist the Board in its oversight of the implementation of and compliance with the Sustainability Policies.

The Board has delegated responsibility for communication with the public and the Company's Shareholders to its Disclosure Committee. Section IX - Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those Shareholders who request information about the Company receive it in a timely manner. Inquiries by Shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company's website, included within Section XV - Code of Business Conduct and Ethics in the Corporate Governance Manual (the "Code of Ethics"). The  Code of Ethics clearly sets out the Company's standard requirements for the honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

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The Board has several procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. In circumstances in which a director has a conflict of interest, the relevant director must declare his or her interest and refrain from voting and the Corporate Governance and Nominating Committee (without such director's involvement, if necessary) considers the transaction in advance of its consideration by the Board.

NOMINEES FOR ELECTION TO THE BOARD

The following disclosure sets out the names of management's seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 27, 2022.

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(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3) As of April 27, 2022, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 427,000 Common Shares of the outstanding Common Shares of the Company.

BOARD COMPOSITION AND SKILLS

Constitution and Independence of the Board

Following the last Annual General Meeting, the Board completed an internal assessment regarding the need for Board renewal, and sought the perspective of key shareholders on this subject, having regard that the Board's composition included several long tenured Directors. As a result of this process Messrs. Wallace and DeGroot will not be standing for re-election.

Additionally, during the year the Board appointed Ms. Dawn Moss, and subsequently have nominated Mr. Greg Martin for election at the upcoming Annual Meeting. Ms. Moss brings significant experience in corporate governance and administration, while Mr. Martin provides significant financial expertise from his previous role as CFO at SSR Mining Inc.

At the time of preparing the Information Circular, the Board comprises eight persons, of whom seven are independent directors. After the Meeting, and assuming the election of all proposed directors the Board will comprise seven directors, six of the seven directors will be independent, including Messrs. Fretwell, Price, Wright, Martin, Ms. Mosely and Ms. Moss. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Mr. Badylak currently serves as the Company's CEO and as such is not considered to be independent.

The following table outlines the composition of the Board in terms of independence, diversity, tenure and commitment to the Company;

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Other Directorships

See disclosure under "Nominations for Election to the Board" above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board have an opportunity to meet without management once after every Board meeting. For the year ended December 31, 2021, the Company held a total of seven formal Board meetings and its members were in frequent communication via email and other means. The attendance record of each member of the Board has been noted under "Nominations for Election to the Board" above.

Skills composition of the Board

The skillsets represented at the Board level include managerial, technical, financial, corporate, legal and commercial. Particularly, members have a broad range of experience and expertise in the gold business. The Board developed a skills matrix during 2021 which sets out the mix of skills and diversity of the Board.

Competencies (1)	Paul Wright	Gord Fretwell	Michael Price	Judith Mosely	Dawn Moss	Greg Martin	Matt Badylak
Mining operations	✓		✓			✓	✓
Health, safety and environment	✓		✓	✓			✓
Financial acumen	✓	✓	✓	✓		✓
Talent management	✓	✓	✓		✓	✓	✓
Corporate governance	✓	✓	✓		✓	✓
Mergers and acquisitions	✓	✓	✓	✓	✓	✓
International business experience	✓	✓	✓	✓	✓	✓	✓
Risk management	✓		✓	✓	✓	✓	✓
Technology			✓			✓

(1) Definition of competencies

Mining Operations: Leadership experience with a prominent resource company with mining, mineral reserves, exploration or processing expertise

Health, safety and environment: Experience with establishing and implementing health and safety, environmental and social policies and procedures

Financial acumen: Senior executive experience in financial accounting, reporting and corporate finance (with familiarity with internal controls and IFRS).

Talent management: Experience in executive compensation, succession planning, talent management and retention strategies

Corporate governance: Senior leadership in corporate governance structures, policies and procedures

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Mergers and acquisitions: Experience in investment banking, capital markets and mergers and acquisitions

International business experience: Senior executive and/or board experience in working in one or more international jurisdictions including exposure to a range of political, cultural and regulatory environments

Risk management: Experience identifying, assessing, managing and reporting on principle risks affecting organizations

Technology: Experience with implementing and developing business information systems and/or cyber security processes

The skills matrix will continue to be used by the Corporate Governance and Nominating Committee for continuing education requirements and recommendations of future Board appointments.

The Corporate Governance and Nominating Committee has determined that the seven director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Orientation and Continuing Education

New directors are provided with materials with respect to the Company, as well as being oriented on relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company's business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. There are technical presentations at Board meetings and the question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Corporate Governance and Nominating Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

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DIRECTOR COMPENSATION

The Company establishes director compensation after considering the advice of independent consultants, with a view to establishing compensation that is competitive with similar mining companies. Only non-executive directors are compensated for service on the Board.

All non-executive directors receive cash and equity retainers for their service on the Board. Cash retainers are paid monthly, and from 2021 the equity retainer is paid in the form of Deferred Share Units.

Type of fee	Amount (CAD)	Amount (USD equivalent)
Annual retainers
Chair of the Board	$140,000	$111,720
Board members (other than Chair)	$50,000	$39,900

Committee and other fees
Audit Committee Chair	$16,000	$12,768
Chairs of Compensation, Corporate Governance and Nominating, and Sustainability Committees	$10,000	$7,980
Additional fees for membership of Audit Committee	$7,500	$5,985
Additional fees for membership of Compensation, Nominating and Governance and Sustainability Committees	$6,000	$4,788
Annual equity retainers	CAD equivalent	USD
All board members	$188,970	$150,000

Directors are entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.

Director Equity Awards

Deferred Share Unit Plan ("DSUs")

Each DSU is a share unit that is equal in value to a Common Share of the Company and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director's departure from the Board, the director may elect, at any time up to the end of the calendar year, to have his or her DSUs redeemed for cash based on the value of the Common Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options and Restricted Share Units ("RSUs")

Non-executive directors of the Company have not received options nor RSUs since 2020.

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Director Compensation Equity Grants in 2021

During the year ended December 31, 2021, the following cash-settled DSUs were awarded to non-executive directors. These DSU grants vest immediately and are paid only upon retirement from the Board:

Name	Grant Date	DSUs Granted	Underlying Share Price (C$)
Paul Wright	March 10, 2021	130,700	C$1.37
Marcel de Groot	March 10, 2021	130,700	C$1.37
Gordon J. Fretwell	March 10, 2021	130,700	C$1.37
Michael Price	March 10, 2021	130,700	C$1.37
Shawn Wallace	March 10, 2021	130,700	C$1.37
Judith Mosely	March 10, 2021	130,700	C$1.37
Dawn Moss	September 15, 2021	60,000	C$0.88

Summary of Director Compensation for 2021

The total compensation provided to non-executive directors in 2021 is outlined in the table below:

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul Wright	111,720	141,689	Nil	Nil	Nil	Nil	253,409
Marcel de Groot	57,456	141,689	Nil	Nil	Nil	Nil	199,145
Gordon J. Fretwell	58,653	141,689	Nil	Nil	Nil	Nil	200,342
Michael Price	57,091	141,689	Nil	Nil	Nil	Nil	198,781
Shawn Wallace	44,688	141,689	Nil	Nil	Nil	Nil	186,377
Judith Mosely	53,865	141,689	Nil	Nil	Nil	Nil	195,554
Dawn Moss (2)	13,406	41,738	Nil	Nil	Nil	Nil	55,145

(1) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing exchange rate.

(2) Dawn Moss was appointed to the Board of Directors on September 14, 2021.

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Outstanding Option and Share-Based Awards

The following table sets out all equity awards outstanding as at December 31, 2021 for each non-executive director:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested
	(#)	(C$)	(mm/dd/yy)	(C$)(1)	(#)	(C$)
Paul Wright	173,000	1.23	04/01/25	Nil	1,054,667	$949,200
	-	-	-	-	130,700	$117,630
Marcel de Groot	42,000	3.98	02/27/22	Nil	30,000	$27,000
	15,000	1.07	02/06/23	Nil	38,000	$34,200
	180,000	0.98	02/21/24	Nil	130,700	$117,630
	115,000	1.29	02/28/25	Nil	-	-
Gordon J. Fretwell	42,000	3.98	02/27/22	Nil	30,000	$27,000
	15,000	1.07	02/06/23	Nil	38,000	$34,200
	180,000	0.98	02/21/24	Nil	130,700	$117,630
	115,000	1.29	02/28/25	Nil	-	-
Michael Price	42,000	3.98	02/27/22	Nil	30,000	$27,000
	5,000	1.07	02/06/23	Nil	38,000	$34,200
	120,000	0.98	02/21/24	Nil	130,700	$117,630
	115,000	1.29	02/28/25	Nil	-	-
Shawn Wallace	42,000	3.98	02/27/22	Nil	30,000	$27,000
	15,000	1.07	02/06/23	Nil	38,000	$34,200
	180,000	0.98	02/21/24	Nil	130,700	$117,630
	115,000	1.29	02/28/25	Nil	-	-
Judith Mosely	115,000	1.29	02/28/25	Nil	38,000	$34,200
	-	-	-	-	130,700	$117,630
Dawn Moss	-	-	-	-	60,000	$54,000

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2021 of C$0.90 and the exercise price of the option.

(2) Calculated based on the Market Price of the underlying Common Shares on December 31, 2021 of C$0.90.

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Value Vested During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2021 for each non-executive director:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul Wright	$10,097	$31,544	Nil
Marcel de Groot	$38,947	$75,725	Nil
Gordon J. Fretwell	$38,947	$75,725	Nil
Michael Price	$38,947	$75,725	Nil
Shawn Wallace	$38,947	$75,725	Nil
Judith Mosely	$5,439	$22,017	Nil
Dawn Moss	Nil	Nil	Nil

(1) The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the option vesting.

(2) The value vested is based on the underlying share price at the date of vesting

(3) Ms. Moss was appointed to the Board during 2021 and the awards granted to her will not start to vest until 2022 at the earliest.

Director Share Ownership Requirements

During 2021 the Board established share ownership guidelines for our directors. We expect each director to accumulate at least three (3) times the value of their annual cash retainer in the Common Shares and/or share based awards (such as DSUs and RSUs where applicable) of the Company, valued based on the value at the time of the grant or purchase. These guidelines are to be satisfied by the date that is five (5) years from the date the policy was adopted or the applicable director is appointed or elected as a director of the Company.

Name	Equity Ownership at December 31, 2021		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Meets Share Ownership Guidelines
	Common shares	Share units
Paul Wright	75,000	185,367	323,676	420,000	N/a(2)
Marcel de Groot	40,000	198,700	296,519	150,000	Yes
Gordon J. Fretwell	114,800	198,700	378,051	150,000	Yes
Michael Price	60,000	198,700	318,319	150,000	Yes
Shawn Wallace	17,200	198,700	271,667	150,000	Yes
Judith Mosely	Nil	168,700	223,519	150,000	Yes
Dawn Moss	20,000	60,000	74,139	150,000	N/a(2)

(1) Value based upon grant or purchase date

(2) Has until November 2026 to meet share ownership requirements

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Name	Equity Ownership at April 27, 2022		Total Equity at Risk (C$)	Share Ownership Requirement (C$)	Meets Share Ownership Guidelines
	Common shares	Share units
Paul Wright	175,000	299,234	601,665	420,000	Yes
Marcel de Groot	40,000	290,900	338,081	150,000	Yes
Gordon J. Fretwell	114,800	290,900	419,613	150,000	Yes
Michael Price	60,000	290,900	359,881	150,000	Yes
Shawn Wallace	17,200	290,900	313,229	150,000	Yes
Judith Mosely	Nil	290,900	294,481	150,000	Yes
Dawn Moss	20,000	201,200	167,331	150,000	Yes

(1) Value based upon grant or purchase date

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Fretwell was a director of TSX-V listed Lignol Energy Corporation ("Lignol") from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

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In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the Company's Annual General and Special Meeting held on April 30, 2020 (the "2020 Meeting") the Shareholders approved the new Articles of the Company (the "Articles") which include advance notice provisions (the "Advance Notice Provisions") with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the 2020 Meeting including the resolution to amend and replace the existing Articles of the Company with the Articles, which include the Advance Notice Provisions were filed on SEDAR on March 24, 2020.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the Articles as referred to in the Information Circular prepared for the 2021 Meeting, was filed under the Company's SEDAR profile on March 24, 2020 at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Articles and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

In this section NEOs means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

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For the purposes of the following disclosure, each of the following individuals were an "NEO" of the Company during the year ended December 31, 2021:

NEO	Office
Matt Badylak	President and Chief Executive Officer ("CEO")(1)
Fausto Di Trapani	Executive Vice President and Chief Financial Officer ("CFO")(2)
Todd Romaine	Executive Vice President Sustainability
Greg Collins	Vice President Exploration (3)
Alberto Chang	Vice President Mining (4)
Greg McCunn	Former President and CEO (5)

(1) Mr. Badylak was previously Chief Operating Officer, and appointed as President and CEO on June 14, 2021

(2) Mr. Di Trapani resigned from the Company on March 22, 2022

(3) Mr. Collins was appointed on February 1, 2021 and left the Company effective February 28, 2022

(4) Mr. Chang was appointed on March 1, 2021

(5) Mr. McCunn ceased to be the President and CEO of the Company effective June 14, 2021

Compensation Philosophy

The Company's overarching goal in setting executive compensation is to provide competitive compensation with a view to attract, motivate and retain highly qualified executive officers capable of achieving both the Company's strategic and short-term performance objectives while ultimately preserving and creating long-term Shareholder value. The Company seeks to accomplish this through the following:

  Market competitive positioning relative to peers balanced by compensation arrangements that are internally equitable, reflecting that the Company's executives' function as an integrated team;

  Focus on "at-risk" compensation: a significant portion of Named Executive Officer ("NEO") compensation is delivered in variable incentive compensation that is tied to the Company's financial and operational performance and personal performance objectives; and

  Minimize excessive or inappropriate risk-taking behavior with a focus on long-term compensation: the intent of the Company is that a substantial proportion of incentive compensation for NEOs is delivered through long-term incentives with vesting periods of three (3) years.

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What We Do

We pay for performance	We maintain a robust clawback policy
We regularly review compensation	We conduct an annual Say On Pay advisory vote
We promote retention with equity awards that vest over three years	We have an anti-hedging policy and an insider trading policy
We have a double-trigger severance and equity vesting upon a change of control for senior executives	We have director and executive officer share ownership guidelines
We design our compensation plans to mitigate undue risk-taking	We have an independent Compensation Committee, with all members being independent directors
We ensure there are caps on incentive payouts	We receive independent advice from third party experts

What We Do Not Do

We do not guarantee incentive compensation	We do not grant options to non-executive directors
We do not reprice underwater options	We do not provide tax gross ups in connection with change of control severance payments
We do not provide excessive benefits and perquisites

Compensation Governance and risk management

The Board has overall responsibility for the oversight of the Company's risk management plans, policies and practices. The Compensation Committee is responsible for overseeing compensation policies and practices to ensure incentives do not encourage executives to take risks that would be reasonably likely to have a material adverse effect on the Company. The Compensation Committee has adopted a number of practices that are aligned with best governance practices and serve to help ensure that the compensation program does not encourage excessive risk-taking. The Company has adopted the following governance programs to assist in the management of its compensation program:

  Low dilution to Shareholders - It is the Compensation Committee's intention to maintain a low annual dilution ("burn rate") rate. The 3-year average burn rate as of 2021 was 2.1%, which is within a reasonable market range (see "Stock Option Overhang, Dilution and Burn Rates" for the calculation of the Company's burn rate);

  Pay for performance - A significant portion of each NEO's compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (stock options, RSUs, and PSUs commencing in 2021) in addition to their base salary;

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  Regular review of peer group - The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations;

  Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company's Shareholders. Since 2021, a balanced scorecard approach using multiple Corporate performance metrics was adopted;

  Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric.  Share option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. The Company has also established a PSU plan in 2021 that requires a minimum level of Relative TSR performance be achieved before PSU awards will vest;

  Caps on incentive payouts - Payouts under the Short-term Incentive Plan cannot exceed 100% of target without Board discretion. PSU awards also have a cap of 150% of the number of units that can vest depending upon share price performance against a defined peer group;

  Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation;

  Clawback Policy - Under this policy, the Company may require the reimbursement of all or a portion of any performance-based incentive compensation paid to an executive officer in the event of a financial statement restatement due to the executive officer's conduct which caused or contributed to the Company's non-compliance which resulted in the restatement. Under the Clawback Policy, the Company may recoup incentive compensation which is in excess of the compensation that would have been paid to the executive under the restatement;

  No excessive Change of Control or Termination without Cause severance obligations - NEO severance obligations are capped at no higher than 24 months in the case of a Change of Control and 24 months in the case of a termination without Cause;

  Double Triggers - Change of Control provisions in the Company's employment agreements for senior executives only trigger when there is both a change in control of the Company and a termination of employment;

  Independent Advice - The Compensation Committee from time to time engages its own independent advisor to support its decisions regarding executive and Board compensation;

  Review of compensation risk - The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking;

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  Say on Pay Vote - In the spirit of good governance, the Board adopted a Say on Pay Policy starting in 2020 and will continue to hold an annual vote on a go forward basis;
  "Anti-hedging" policy - As part of the Company's Insider Trading Policy, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of options or equity securities granted as compensation or held directly or indirectly by the officer or director;
  Share ownership policy - The Company recognizes the importance of ensuring that the interests of directors and executive management are aligned with that of the Company's Shareholders. As a result, during 2021 the Company adopted a share ownership policy for the Board of Directors and members of executive management; and
  Insider trading policy - The policy restricts executives, the Board and certain other officers and employees from trading, directly or indirectly, in the Company's securities or in derivatives related to the Company's securities during times when "material information" concerning the Company exists that has not been disseminated.

Compensation Consultant or Advisor

The Compensation Committee first retained Global Governance Advisors Inc. ("GGA") in 2017 to assist the committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company's equity incentive plans. This included review and updates to the Company's peer group. In addition to this work, GGA also has aided the Company in reviewing its proxy circular and provided advice on incentive plan design in recent years, including 2021. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance.

In early 2022 GGA performed a detailed review of the Company's director and executive compensation philosophy, and comparative benchmarking.  The Company adopted certain recommendations of GGA, with proposed changes to the STIP and LTIP plans being adopted effective for awards in 2022.

The Company incurred the following fees for GGA's work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2021	C$12,375	Nil
2020	C$35,400	Nil

The Compensation Committee reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement.

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The Company also participates in GGA's annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chair of the Compensation Committee for the committee's consideration, along with the results of GGA's annual Report on Executive & Board Remuneration which provide insights on both executive and director compensation levels and practices in the global mining industry for over 250 mining companies.

Peer Group

The Company uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

  Companies of a fairly similar size to Galiano, primarily from a Market Capitalization ("Market Cap") perspective but also considering other factors such as Gold Production, Total Assets as well as Total Revenue;
  Companies with operations in similar geographical locations to Galiano to account for geographic risk;
  Companies with a similar business strategy and scope of operations to Galiano;
  Companies in primarily mining for gold and other precious metals; and
  Companies who have similar complexities in mining operations.

The peer group defines the competitive market, which the Company uses to guide executive compensation design and pay levels. During 2021, the Company did not update its pre-existing peer group analysis for the purpose of determining compensation levels in 2021.

Based on the criteria listed above, the following peer group was used for 2022 for the purpose of evaluating the competitiveness of the Company's executive, senior management and director compensation levels and designs:

2022 PEER GROUP
Americas Gold and Silver Corp.	Gold Resources Corp.	K92 Mining Inc.
Argonaut Gold Inc.	Great Panther Mining Corp.	Mandalay Resources Corp.
Caledonia Mining Corp. Plc	Hummingbird Resources PLC	Resolute Mining Limited
Calibre Mining Corp.	Jaguar Mining Inc.	Robex Resources Inc.
GCM Mining Corp.	Karora Resources Inc.	Shanta Gold Ltd.

Those companies added to the peer group in 2022 generally demonstrate similar characteristics to Galiano from a size and operations perspective.

In addition to the peer group outlined above, for additional context the Company also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA's Global Mining compensation database to provide an overview of broader market trends and practices.

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Following the review undertaken by the compensation consultant no changes were recommended to base salaries of NEOs, STIP nor LTIP target percentages in 2022. Additionally, the company did not make any significant changes to the allocation of different types of LTIP awards for grants awarded in the first half of 2022.

Components of Executive Compensation

The Company offers a total compensation package to the NEOs that is designed to both align with the Company's compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

Short-term Incentive Plan (STIP)	Cash

To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy and to the enhancement of shareholder value.

STIP opportunity for each NEO is set based both with reference to competitive market practice, the seniority of the NEO's position and his or her industry experience. Actual bonus payments can range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets. Each NEO's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives. For additional information, see Short-term Incentive Plan below.

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Compensation Element	Form	Purpose of Element	Determination
Long-term Incentive Plan (LTIP)	Stock Options, RSUs and PSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are determined in reference to peer group practice and are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTIP. For options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future options such that 1/3 of options granted will vest on the first, second and third anniversaries of the grant date.

RSUs and PSUs will also vest under a similar vesting schedule to options (with a term not exceeding three (3) years) and act as an additional retention vehicle under the Company's LTIP program. While RSUs provide an added retention feature to the Company's compensation program, PSUs are intended to align eligible participants with relative share price returns achieved for Galiano shareholders in comparison to the Company's direct peers, thereby aligning pay further with the long-term performance of the Company.

RSUs and PSUs issued under the Share Unit Plan may be settled in either cash or shares from treasury, at the discretion of the Board.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO's total compensation.

Benefits are provided on a broad basis to the Company's NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

Base Salary

Actual base salaries paid in 2021 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary ($)
Matt Badylak (1) - Director and CEO	$457,187
Fausto Di Trapani - Executive Vice President and CFO	$440,377
Todd Romaine - Executive Vice President Sustainability	$284,607
Greg Collins (2) - Vice President Exploration	$256,025
Alberto Chang (3) - Vice President Mining	$186,200
Greg McCunn(4) - Former President and CEO	$227,656

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(1) Mr. Badylak was appointed as CEO effective June 14, 2021. Mr. Badylak earned a base salary of C$600,000 per annum (prior to his promotion Mr. Badylak was EVP and COO of the Company).

(2) Mr. Collins was appointed as VP Exploration effective February 1, 2021 and earned a base salary of C$350,000 per annum.

(3) Mr. Chang was appointed as VP Mining effective March 1, 2021 and earned a base salary of C$280,000 per annum.

(4) Mr. McCunn left the Company on June 15, 2021, and until that date earned a base salary of C$626,685 per annum

Short-term Incentive Plan ("STIP")

Our STIP provides for incentive awards based on the Company's financial and operational results and individual performance. Each NEO is eligible for a target STIP award, expressed as a percentage of base salary. Actual payouts under the STIP plan could range from zero to 100% of an executive's target incentive opportunity, based on the achievement of corporate and individual performance goals.

Each executive's performance results are weighted between the achievement of company goals and the achievement of personal goals dependent upon employee levels, as indicated in the table below.

Position	Target STIP (% of Salary)	Corporate Performance Weighting	Individual Performance Weighting
Matt Badylak - Director and CEO	100%	60%	40%
Fausto Di Trapani - Executive Vice President and CFO	75%	53%	47%
Todd Romaine - Executive Vice President Sustainability	75%	53%	47%
Greg Collins -Vice President Exploration	30%	50%	50%
Alberto Chang -Vice President Mining	30%	50%	50%

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2021 STIP compensation results

Our corporate performance has been assessed using a balanced scorecard approach, rather than the TSR metrics that were used previously.

		Performance range
STIP Objective	Weighting	Threshold	Target	Stretch	Deemed performance	2021 Payout %
Safety (LTI)	10%	2 LTI	1 LTI	0 LTI	1	10%
Safety (TRI)	10%	2.22 TRI	2.02 TRI	1.82 TRI	1.5	15%
Sustainability (includes environment, community, security, human rights, compliance)	10%	Unable to execute on stated targets	Advance ITRP and Human Rights Assessment Audits. Complete external safety and security audit.	Compile an action log capturing recommendations from each audit - complete 80% of agreed actions prior to year end	Target audit completed	10%
Gold Sold (oz)	20%	224,672	236,497	248,322	216,076 oz sold	0%
Free Cash Flow ($m) (1)	20%	46	51	56	~ $4M @ $1,700/oz gold	0%
All-in Sustaining Cost ($/oz)	15%	1,405	1,277	1,149	$1,428 / oz	0%
Capital Programs	15%	Pre-2021 capital remains outstanding, more than 20% ($4M) of 2021 new capital is carried forward into 2022. Total expenditure plus commitments in 2021 do not exceed $16.464M	All pre-2021 capital executed by yearend. Only 15% ($3M) of 2021 new capital is carried forward to 2021. Total expenditure plus commitments in 2021 do not exceed $17.464M	All pre-2021 capital executed by yearend. Only 10% ($2M) of 2021 new capital is carried forward to 2022. Total expenditure plus commitments in 2021 do not exceed $18.464M	Capital constrained to target levels	15%
TOTAL SCORE	100%					50%

(1) Assuming a $1,700/oz gold price

The STIP award levels for 2021 also included Individual KPIs related to each NEO's specific role and operational oversight within the Company, which included the following:

  Implementing a 2021 business plan that generates free cash flows at $1,700/oz gold

  Replacing depletion with new mineral reserves

  Preparation of a long-term business plan, optimizing operational performance

  Maintenance of a strong balance sheet

  Successful execution of growth opportunities; and

  Enhanced ESG initiatives

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During the year the Company experienced challenges completing an updated, optimized life of mine plan with updated Mineral Resources and Mineral Reserves, whilst also facing operational and cost challenges in the year. As a result certain of the individual KPIs were unable to be achieved. As a result of the relative corporate and personal performance, for the period from January 2021 to December 2021 inclusive, the STIP for each NEOs was determined as follows:

Position	Target STIP	Corporate multiplier		Individual Performance Multiplier		Actual 2021 STIP Awarded	Actual 2021 STIP Awarded
	% of Salary	Weight	Score	Weight	Score	Score % of target	$
Matt Badylak - Director and CEO	88%(1)	60%	50%	40%	62%(3)	48%	$231,484
Fausto Di Trapani - Executive Vice President and CFO	75%	53%	50%	47%	63%(3)	42%	$186,230
Todd Romaine - Executive Vice President Sustainability	75%	53%	50%	47%	57%	40%	$113,202
Greg Collins (2) - Vice President Exploration	30%	50%	50%	50%	32%	12%	$32,281
Alberto Chang (2) - Vice President Mining	30%	50%	50%	50%	19%	10%	$19,430

(1) CEO's target was pro rated for the period as COO (75% target of salary) and CEO (100% target of salary)

(2) For the VP Exploration and VP Mining, bonuses were prorated over the period they were with the Company.

(3) The individual performance multipliers for the CEO and CFO included a discretionary component awarded by the Board to reflect accomplishments towards longer term business objectives that were not reflected fully in the STIP objectives.

Long Term Incentive Plan ("LTIP")

The Plan Administrator, which is the Compensation Committee of the Board, generally relied on the following criteria and analysis to determine the size and allocation of 2021 LTIP grants between Stock Options, RSUs and PSUs:

Level	Target LTIP (% of Annual Base Salary to be earned over three- year period)	Proportion of Target LTIP award to be awarded in form of Option- based award	Proportion of Target LTIP award to be awarded in form of PSUs	Proportion of Target LTIP award to be awarded in form of RSUs
Matt Badylak - Director and CEO	150%	50%	50%	Nil
Fausto Di Trapani - Executive Vice President and CFO	75%	50%	50%	Nil
Todd Romaine - Executive Vice President Sustainability	75%	50%	50%	Nil
Greg Collins - Vice President Exploration	40%	50%	25%	25%
Alberto Chang - Vice President Mining	40%	50%	25%	25%

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LTIP awards remain subject to the Plan Administrator's discretionary recommendations and to the discretion of the Board.

For the fiscal year ended December 31, 2021, the following option grants were made to the NEOs:

Position	Number of Options Granted(1)	Exercise Price (C$)	Grant Date Fair Value of Options ($)(2)(3)	Expiration Date
Matt Badylak - Director and CEO	750,000(4)	C$1.55	$403,756	Mar. 18, 2026
Matt Badylak - Director and CEO	250,000(4)	C$1.06	$86,699	Aug. 19, 2026
Fausto Di Trapani - Executive Vice President and CFO	750,000	C$1.55	$403,756	Mar. 18, 2026
Todd Romaine - Executive Vice President Sustainability	300,000	C$1.55	$161,503	Mar. 18, 2026
Greg Collins - Vice President Exploration	410,000	C$1.55	$220,720	Mar. 18, 2026
Alberto Chang - Vice President Mining	316,000	C$1.55	$170,116	Mar. 18, 2026
Greg McCunn - Former President and CEO	1,000,000	C$1.55	$538,342	Mar. 18, 2026

(1) Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date.

(2) Grant Date Fair Value of Options granted on March 18, 2021 of C$0.671 is based on a Black-Scholes value calculated using a C$1.55 exercise price and converted into a U.S. dollar at the prevailing exchange rate.

(3) Grant Date Fair Value of Options granted on August 19, 2021 of C$0.444 is based on a Black-Scholes value calculated using a C$1.06 exercise price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

(4) Mr. Badylak received a grant of 750,000 as part of his annual compensation award, and an additional 250,000 options following his promotion to President and CEO.

For the fiscal year ended December 31, 2021, the following RSUs were granted to the NEOs;

Position	Number of RSUs Granted[1]	Share Price on Grant Date	Grant Date Fair Value of RSUs
		(C$)	($)(2)
Matt Badylak - Director and CEO	Nil	n/a	n/a
Fausto Di Trapani - Executive Vice President and CFO	Nil	n/a	n/a
Todd Romaine - Executive Vice President Sustainability	Nil	n/a	n/a
Greg Collins - Vice President Exploration	66,100	C$1.37	$71,658
Alberto Chang - Vice President Mining	66,600	C$1.37	$72,200
Greg McCunn - Former President and CEO	Nil	n/a	n/a

(1) RSUs will vest equally on the 1st, 2nd and 3rd anniversaries from grant date. Payment date of the RSUs is determined by the Board.

(2) Grant Date Fair Value of RSUs granted on March 10, 2021 is based on a C$1.37 underlying share price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

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For the fiscal year ended December 31, 2021, the following PSUs were granted to the NEOs:

Position	Number of PSUs Granted(1)	Share Price on Grant Date	Grant Date Fair Value of PSUs
		(C$)	($)(2)
Matt Badylak - Director and CEO	144,200	C$1.37	$156,324
Fausto Di Trapani - Executive Vice President and CFO	142,400	C$1.37	$154,373
Todd Romaine - Executive Vice President Sustainability	91,800	C$1.37	$99,519
Greg Collins - Vice President Exploration	24,500	C$1.37	$26,560
Alberto Chang - Vice President Mining	19,600	C$1.37	$21,248
Greg McCunn - Former President and CEO	322,400	C$1.37	$349,508

(1) PSUs will vest equally on the 1st, 2nd and 3rd anniversaries from grant date. Payment date of the PSUs is determined by the Board.

(2) Grant Date Fair Value of PSUs granted on March 10, 2021 is based on a C$1.37 underlying share price and converted into a U.S. dollar equivalent at the prevailing exchange rate..

Performance analysis

The following graph compares the yearly change in the Company's cumulative Total Shareholder Return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite") and the S&P/TSX Global Gold Index, since January 1, 2016.

The performance graph indicates a historical correlation between the Company's share price performance and that of other publicly traded metals and mining Companies, with the exception of a disconnect in 2017 following a significant reduction in the Company's share price, and lower share price performance through 2021. Collectively, share price performance for metals and mining Companies is affected most significantly by associated metal commodity prices. Broader economic conditions and market sentiment also affect market performance.

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The Company's share price decreased over the five-year period ending December 31, 2021. Executive pay comparisons are difficult to make over the same time period, due to changes in executive management and compensation approach during this period. CEO compensation in both 2018 and 2021 also comprise a significant portion of termination benefits. Additionally, prior to 2019 executive compensation was not directly linked to share price performance, but the inclusion of a balanced scorecard approach to STIPs and awards of PSUs in 2021 will help to ensure alignment going forward.  In general, grant value of NEO compensation should vary consistently with the Company's share price thereby aligned with the shareholder experience.

2021 EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2021, 2020 and 2019 is as set out below and express in US dollars unless otherwise noted:

Name and principal position	Year	Salary	Share- based awards (7)	Option- based awards (8)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
		($)	($)	($)	($)		($)	($)	($)
					Short-term incentive plans (9)	Long-term
						incentive plans
Matt Badylak	2021	457,187	156,324	490,455	231,484	Nil	Nil	24,399	1,359,849
Director and CEO (1)	2020	153,746	123,492	194,259	115,310	Nil	Nil	45,866	632,672
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg McCunn	2021	227,656	349,508	538,342	Nil	Nil	Nil	799,164	1,914,670
Director and CEO (2)	2020	458,442	272,962	393,634	229,221	Nil	Nil	27,051	1,381,310
	2019	339165	129636	98354	301480	Nil	Nil	4450	873085
Fausto Di Trapani (3)	2021	440,377	154,373	403,756	186,230	Nil	Nil	25,579	1,210,316
EVP & CFO	2020	404,957	120,581	174,036	228,801	Nil	Nil	20,941	949,315
	2019	399,461	66,565	106,997	270,635	Nil	Nil	2,274	845,932
Todd Romaine (4)	2021	284,607	99,519	161,503	113,202	Nil	Nil	24,217	683,047
EVP Sustainability	2020	173,935	81,917	129,749	108,709	Nil	Nil	12,987	507,298
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg Collins (5)	2021	256,025	98,218	220,720	32,281	Nil	Nil	6,410	613,654
VP Exploration	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alberto Chang (6)	2021	186,200	93,448	170,116	19,430	Nil	Nil	10,448	479,642
VP Mining	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Badylak was appointed as Director and CEO effective June 14, 2021. Prior to his promotion to CEO Mr. Badylak was the EVP and COO of the Company (having been appointed to that role on August 17, 2020) and the compensation disclosed includes amounts earned under both roles.  Mr. Badylak's compensation for the year ended December 31, 2021 has been translated into US dollars at an average exchange rate of C$1 = $0.7980. Mr. Badylak was not compensated as a director of the Company.

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(2) Mr. McCunn was appointed as Director and CEO effective April 1, 2019 and resigned effective June 14, 2021. Mr. McCunn's compensation, including termination benefits, for the year ended December 31, 2021 has been translated into US dollars at an average exchange rate of C$1 = $0.7980. Mr. McCunn was not compensated as a director of the Company.

(3) Mr. Di Trapani's compensation for the year ended December 31, 2021 has been translated into US dollars at an average exchange rate of C$1 = $0.7980.

(4) Mr. Romaine was appointed as EVP Sustainability on May 1, 2020. His compensation for the year ended December 31, 2021 has been translated into US dollars at an average exchange rate of C$1 = $0.7980.

(5) Mr. Collins was appointed as VP Exploration on February 1, 2021. His compensation for the year ended December 31, 2021 has been translated into US dollars at an average exchange rate of C$1 = $0.7980.

(6) Mr. Chang was appointed as VP Mining on March 1, 2020. His compensation for the year ended December 31, 2021 has been translated into US dollars at an average exchange rate of C$1 = $0.7980.

(7) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing rate at the date of grant.

(8) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing rate at the date of grant. The weighted average assumptions applied for the year ended December 31, 2021 are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2021, filed on SEDAR on March 29, 2021.

(9) Short-term incentive plan awards were all paid in 2022 in accordance with the Company's Short-term Incentive Plan.

Outstanding Option and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2021, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
	(#)	(C$)	(mm/dd/yy)	(C$)(1)	(#)	(C$)(2)
Matt Badylak	243,000	2.20	08/17/25	Nil	50,000	$45,000
	750,000	1.55	03/18/26	Nil	144,200	$129,780
	250,000	1.06	08/19/26	Nil
Fausto Di Trapani	180,000	3.98	02/27/22	Nil	30,040	$27,036
	180,000	1.07	02/06/23	Nil	92,267	$83,040
	285,000	0.98	02/21/24	Nil	142,400	$128,160
	424,000	1.29	02/28/25	Nil
	750,000	1.55	03/18/26	Nil
Todd Romaine	203,000	1.67	05/14/25	Nil	41,934	$37,741
	300,000	1.55	03/18/26	Nil	91,800	$82,620
Greg Collins	410,000	1.55	03/18/26	Nil	66,100	$59,490
	n/a	n/a	n/a	n/a	24,500	$22,050
Alberto Chang	316,000	1.55	03/18/26	Nil	66,600	$59,940
	n/a	n/a	n/a	n/a	19,600	$17,640
Greg McCunn (3)	100,000	0.86	09/12/22	$4,000
	639,332	1.29	09/12/22	Nil
	333,333	1.55	09/12/22	Nil

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(1) Calculated based on the Market Price of the underlying Common Shares on December 31, 2021 of C$0.90 and the exercise price of the option.

(2) Calculated based on the Market Price of the underlying Common Shares on December 31, 2021 of C$0.90.

(3) In accordance with Mr. McCunn's termination agreement his options shall continue to vest until June 14, 2022 and expire on September 12, 2022.

Value Vested During the Year

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year	Non-equity long-term incentive plan compensation - Value earned during the year
	($)(1)	($)	($)
Matt Badylak	Nil	$21,191	n/a
Fausto Di Trapani	$95,122	$88,468	n/a
Todd Romaine	Nil	$25,798	n/a
Greg Collins	Nil	n/a	n/a
Alberto Chang	Nil	n/a	n/a
Greg McCunn	$92,317	$197,954	n/a

(1) The value vested is based on the difference between the underlying share price at the date of vesting and the exercise price of the option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

(3) Messrs. Collins and Chang were appointed as VP Exploration and VP Mining respectively during 2021 and the awards granted to them will not vest until 2022.

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Value of Options Exercised during 2021

The following table provides details of the Option-based awards exercised by NEOs during the year ended December 31, 2021:

Name	Number Exercised	Exercise Price	Market Price on Exercise Date	Value Realized
	(#)	(C$)	(C$)	(C$)
Matt Badylak	n/a	n/a	n/a	n/a
Fausto Di Trapani	n/a	n/a	n/a	n/a
Todd Romaine	n/a	n/a	n/a	n/a
Greg Collins	n/a	n/a	n/a	n/a
Alberto Chang	n/a	n/a	n/a	n/a
Greg McCunn	200,000	$0.86	$1.36	$100,000

Estimated Termination Payments and Benefits

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a "change of control" of the Company.

A "change of control", in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the Common Shares. "Good reason" will arise within twelve months following a change of control where a NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company's obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his or her confidentiality obligations.

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The following table summarizes the material terms and conditions that apply in the event of the noted separation events:

Separation event
Compensation element	Resignation/Retirement	Termination with Cause	Termination without cause	Change of control
Salary	Payments cease	Payments cease	Multiple of salary by level	Multiple of salary by level
Pro rated incentive bonus	None	None	None	Prorated bonus for employed portion of year for certain NEOs
Annual incentive bonus	None	None	Multiple of salary by level	Multiple of salary by level
Options	Unvested options are forfeited, 90 days to exercise vested options	All options are forfeited	Unvested options are forfeited, 90 days to exercise vested options	All options shall vest immediately
RSUs	Unvested RSUs are forfeited	Unvested RSUs are forfeited	Unvested RSUs are forfeited	All RSUs shall vest immediately
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	Unvested PSUs are forfeited	All PSUs shall vest immediately
Pension, Benefits and Perquisites	Coverage ceases	Coverage ceases

Benefits continue until the earlier of: (i) 12 months after the date of termination; or (ii) the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer

Benefits continue until the earlier of: (i) 24 months after the date of termination; or (ii) the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer

(1) Pro rated bonus under a change of control is only applicable to the CEO.

(2) CEO receives payment in lieu of continuity of benefits in the event of termination without cause or a change of control.

Payments Made Upon Termination without Cause or Resignation with Good Reason

The following table provides the estimated incremental (i.e., not including Options already vested) payments and benefits that would be payable by the Company to each NEO had they been involuntarily terminated without cause or resigned for good reason as of December 31, 2021.

Name	Base Salary	Bonus	Option- based awards	Share- based awards	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Matt Badylak(1)	$609,583	$609,583	Nil	Nil	$32,532	$1,251,697
Fausto Di Trapani(2)(4)	$440,377	Nil	Nil	Nil	$25,579	$465,956
Todd Romaine(2)	$284,607	Nil	Nil	Nil	$24,217	$308,824
Greg Collins(3)	$139,650	Nil	Nil	Nil	$1,748	$141,398
Alberto Chang(3)	$111,720	Nil	Nil	Nil	$3,134	$114,854

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(1) Mr. Badylak receives a lump sum of 15 months of total remuneration (base salary, target bonus plus benefits) plus one additional month for each completed year of service to a maximum of 24 months, at December 31, 2021 this was the equivalent of 16 months.

(2) Messrs. Di Trapani and Romaine receive the equivalent of 12 months base salary and benefits

(3) Messrs. Collins and Chang receive the equivalent of 6 months base salary and 3 months benefits

(4) Mr. Di Trapani resigned on March 22, 2022 and therefore the amounts stated above are for illustrative purposes only

Payments Made Upon Termination Following a Change of Control

The estimated incremental payments and benefits payable by the Company in the event that any one of the NEOs had been terminated by the Company without cause (including a resignation for good reason, but not for reasons of death, disability or voluntary resignation) within twelve months following a change of control on December 31, 2021, would include:

Name	Base Salary	Bonus	Option- based awards	Share- based awards(4)	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Matt Badylak (1)	$914,374	$914,374	Nil	$155,608	$505,985(3)	$2,490,341
Fausto Di Trapani(1)(4)	$880,754	$660,566	Nil	$187,913	$51,158	$1,780,391
Todd Romaine(1)	$569,213	$426,910	Nil	$94,937	$48,434	$1,139,494
Greg Collins(2)	$279,300	Nil	Nil	$64,316	$3,496	$347,112
Alberto Chang(2)	$223,440	Nil	Nil	$61,193	$6,269	$290,902

(1) Messrs. Badylak, Di Trapani and Romaine receive the equivalent of 2x base salary, target bonus and benefits

(2) Messrs. Collins and Chang receive 2x the amounts that would be payable following a termination without cause

(3) Mr. Badylak receives a pro rated short term incentive plan bonus for the fiscal year in which a change of control event occurs. This has been included in All Other Compensation, and for the purposes of this illustration, it assumes that the change of control event occurred on December 31, 2021 and therefore an amount of a full year's short term incentive plan bonus would have been payable at that date.

(4) Cash-settled PSUs and RSUs will vest immediately in the event of a change in control and will be settled at the prevailing Market Price at the time of a change in control. The value of cash-settled PSUs and RSUs in the table above was based on RSUs granted as of December 31, 2021 and on the Market Price of the underlying Common Shares as at that date of C$0.90, converted into a U.S. dollar equivalent using an exchange rate of C$1 = $0.7888.

(5) Mr. Di Trapani resigned on March 22, 2022 and therefore the amounts stated above are for illustrative purposes only

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

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During 2021, the employment of former CEO, Greg McCunn, was terminated without cause. Termination payments of $783,922 represented 12 months of base salary plus 6 months of annual STIP target, plus an incremental amount for certain other benefits. Additionally, it was agreed to extend the expiry date and the vesting of existing stock options until June 14, 2022, with permitted exercise of vested options which have not expired  to the earlier of the expiry date of such option or September 12, 2022.

STOCK OPTION OVERHANG, DILUTION AND BURN RATES

The following table provides a 3-year history of the overhang, dilution and burn rates for the Company's share option plan (the "Share Option Plan", each option a "Share Option") dated for reference September 27, 2011 and originally adopted by the directors of the Company on August 18, 2011:

	2021		2020		2019		3 year ave
	(#)	(%)	(#)	(%)
Overhang	8,564,741	3.8% (1)	11,581,997	5.3% (1)	7,690,530	3.4% (1)	4.2%
Dilution	11,680,170	5.2% (2)	8,330,820	3.7% (2)	12,568,362	5.6% (2)	4.8%
Burn Rate	5,653,000	2.5% (3)	4,676,000	2.1% (3)	3,803,700	1.7% (3)	2.1%

(1) The total number of Common Shares reserved for issuance to participants, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

The elevated burn rates in 2020 and 2021 reflects Share Option grants to new executives in order to align their compensation with shareholders.

The following table provides a 3-year history of the overhang, dilution and burn rates for the Company's share unit plan (the "Share Unit Plan", each unit a "Share Unit") dated for reference April 30, 2020.

	2021		2020		2019		3 year ave
	(#)	(%)	(#)	(%)
Overhang	8,608,660	3.8% (1)	6,569,204	2.9% (1)	7,690,530	3.4% (1)	3.4%
Dilution	2,638,513	1.2% (2)	4,643,472	2.1% (2)	4,495,476	2.0% (2)	1.7%
Burn Rate	1,234,800	0.5% (3)	3,205,000	1.4% (3)	3,378,303	1.5% (3)	1.2%

(1) The total number of Common Shares reserved for issuance to participants, less the number of Units outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Units outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Units granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year

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Pursuant to the Grant Agreements the Company expects that all of these awards will be settled in cash, and not impact the number of securities outstanding.

SECURITIES AUTHOURIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2021. See "Compensation of Executive Officers" above for a description of the material terms of the Share Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (the Share Option Plan and Share Unit Plan(2)	11,680,170 (1)	C$1.61	8,564,741
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,680,170 (1)	C$1.61	8,564,741

(1) As of December 31, 2021, the outstanding options represented 5.2% of the issued and outstanding Common Shares. As of April 27, 2022, the Company had 13,117,832 options outstanding and 7,127,079 available for future issuance, representing 5.8% and 3.2% of total Common Shares issued and outstanding, respectively.

(2) In accordance with the Share Unit Plan grant agreements the Company anticipates that all Units will be settled in cash, and therefore will have no impact on the number of securities to be issued.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

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MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the audited financial statements for the year ended December 31, 2021 and in the related management discussion and analysis and filed under the Company's SEDAR profile at www.sedar.com, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

FORWARD-LOOKING AND OTHER CAUTIONARY INFORMATION

Certain statements and information contained in this letter constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct or that the list of risk factors is exhaustive, and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Forward-looking statements in this letter include, but are not limited to: the Company's operational and cost guidance, projections and planned improvement; the lasting impact of the Johannesburg restructuring; the ability of the AGM to generate cash flows at current metal prices; the ability of the Company to complete its cost reduction program; the Company's planned Mineral Resource and Reserve update, including statements regarding the inclusion of recent exploration targets and results therein; the Company's ability to grow and generate value for shareholders; the Company's planned mining operations, including statements with respect to mining and the production of ore at Akwasiso Cut 3; the declaration of a Mineral Resource at Miradani; the Company's environmental, social and governance objectives; and the Company's future exploration plans; and the Company's ability to maintain a low burn rate.

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Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; that there is no material adverse change in the price of gold or other metals; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production and cost levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this letter, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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The Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this letter if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 27th day of April, 2022.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak

Chief Executive Officer

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APPENDICES

STOCK OPTION AND SHARE UNIT PLANS

Long-term Incentive Plans

Share Option Plan

The Company's Share Option Plan(the "Share Option Plan") dated for reference September 27, 2011 was originally adopted by the Directors of the Company on August 18, 2011 and approved by Shareholders on September 27, 2011 and on June 19, 2014. The Share Option Plan was amended by the Board on May 2, 2017, on May 22, 2017, and on March 17, 2020, which amended Share Option Plan was approved by the Shareholders at the Annual General and Special Meeting of the Company held on April 30, 2020. A copy of the Share Option Plan, as amended, is available under the Company's SEDAR profile at www.sedar.com

The Share Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Compensation Committee of the Board and provides that options are available for issuance to directors, officers, employees and service providers of the Company. The Share Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other equity based compensation arrangements, will not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Share Option Plan

The following is a summary of the material terms of the Share Option Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Option Plan) to the Company, its subsidiaries are eligible to receive grants of options under the Share Option Plan.

(b) All options granted under the Share Option Plan will be exercisable only by the optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an optionee, in which case any vested option held by the deceased optionee at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option.

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(c) Unless otherwise determined by the Compensation Committee, options vest in stages equally over a period of 36 months, with one-third of such options vesting on each of the first, second and third anniversary of the date of grant, and are subject to the following:

• the optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries as well as, at the discretion of Compensation Committee, achieving certain milestones which may be defined by the Compensation Committee from time to time, or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; and

• the optionee remaining a director of the Company during the vesting period.

(d) All options granted under the Share Option Plan are exercisable for a period of up to five years. If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(e) The exercise price of the option is established by the Compensation Committee at the time the option is granted, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(f) Generally, in the case where a participant ceases to be eligible under the Share Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant's options will not be exercisable following the date of such termination. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, unvested options shall be deemed to have vested on the date of the meeting in respect of which the director is not nominated and shall expire on the earlier of the date which is 90 days thereafter and the expiry date of the option;

(g) The Share Option Plan provides that there will be a Change of Control of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). All outstanding options under the Share Option Plan will not immediately vest and become exercisable upon the event of a change of control. The Compensation Committee may, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control (as defined in the Share Option Plan) to assist optionees to tender Common Shares underlying options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way as to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such options and 90 days from such termination or dismissal;

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(h) The Share Option Plan may be amended, subject to TSX policies and the provisions of the Share Option Plan, by the Compensation Committee without Shareholder approval to, among other things:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an option granted under the Share Option Plan;

(iii) change the termination provision of an option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv) add a cashless exercise feature;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Option Plan in connection with a Change of Control to assist optionees to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the options not exercised prior to the successful completion of the event.

(i) The following amendments will require approval of a majority of votes cast by Shareholders at a duly constituted meeting, excluding votes cast by Insiders who are eligible to participate in the Share Option Plan only when required by applicable TSX policies:

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(i) any increase to the number of Common Shares reserved for issuance under the Share Option Plan or the maximum number of Common Shares available for issuance pursuant to the Share Option Plan;

(ii) any reduction in the exercise price or cancellation and reissue of options;

(iii) any amendments to extend the term of an option beyond the original expiry;

(iv) any amendment to remove or exceed the limitations on non-employee directors contained in the Share Option Plan;

(v) any amendment which would permit options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi) any amendment to remove or exceed the insider participation limits set out in the Share Option Plan; and

(vii) amendments to the Share Option Plan amendment provisions.

(j) The Share Option Plan is subject to restrictions that:

(i) the number of Common Shares issuable to insiders as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares (as of the Record Date, 20,244,911 Common Shares) within any 12-month period;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares (as of the Record Date, 20,244,911 Common Shares);

(iii) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share-based compensation arrangement of the Company exceed 1% of the outstanding Common Shares (as of the Record Date, 2,246,058 Common Shares); (ii) exceed for each individual a value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards (as defined in the Share Option Plan) granted to the individual in any 12 month period under all share share-based compensation arrangements of the Company.

Grants to non-employee directors are subject to an additional limitation, which limits the number of Common Shares issuable to any such director to an annual value not to exceed $150,000 when aggregated with the grant date fair value of any "full value awards" granted to such director under the Company's other security-based compensation arrangements.

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Share Unit Plan

The Company's Share Unit Plan (the "Share Unit Plan") dated for reference April 30, 2020 was originally adopted by the Directors of the Company on March 16, 2020 and approved by Shareholders on April 30, 2020. A copy of the Share Unit Plan, as amended, is available under the Company's SEDAR profile at www.sedar.com

This Share Unit Plan was established by the Company to assist the Company in the recruitment and retention of qualified parties by providing a means to reward superior performance, to motivate directors, officers, employees or service providers under the plan to achieve important corporate and personal objectives and, through the issuance of share units in the Company ("Share Units") to participants under the plan, to better align the interests of such participants with the long-term interests of Shareholders.

The Share Unit Plan gives the Company the flexibility to grant Share Units that are conditional on time or performance vesting criteria, to further strengthen pay and performance alignment over a multi-year period.

Material Terms of the Share Unit Plan

The following is a summary of the material terms of the Share Unit Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Unit Plan) to the Company, its subsidiaries are eligible to receive grants of Share Units under the Share Unit Plan.

(b) Except in certain circumstances, Share Units granted under the Share Unit Plan are non-assignable and non-transferable.

(c) In granting Share Units under the Share Unit Plan, the Company will designate:

(i) the number of Share Units which are being granted to the participant;

(ii) any time based conditions as to vesting of the Share Units to become vested Share Units;

(iii) any performance based conditions as to vesting of the Share Units to become vested Share Units;

(iv) the payout date, which shall in no event be later than the expiry date of the Share Units;

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(v) the form of payout; and

(vi) the expiry date of the Share Units.

(d) The Company will maintain an account for each participant under the Share Unit Plan and on the grant date, the account will be credited with the Share Units granted to on that date.

(e) On each payout date, the participant under the Share Unit Plan will receive, and the Company will issue and/or pay, a payout with respect to those vested Share Units in such participant's account to which the payout date relates.

(f) The Share Unit Plan provides that there will be a "Change of Control" of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by Shareholders of more than 51% of the then incumbent directors or the election by Shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). If at any time within one year from the date of a Change of Control an officer or employee of, or service provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the resulting entity, as applicable, terminated without cause, or altered (in such a way), all outstanding Share Units held by such participant will vest and the payout date in connection with such vested Share Units will be accelerated to the date of such participants termination or dismissal and the Company will issue Common Shares and/or pay cash to such participant with respect to such vested Share Units in accordance with the terms of the Share Unit Plan; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the Compensation Committee and the vesting of such Share Units will accelerate only to the extent that such performance based vesting conditions are considered to have been satisfied.

(g) On the date that an director, officer, employee or Service Provider has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date that his, her or its service contract has expired or terminated, any unvested Share Units in such participant's account will terminate and be forfeited.

(h) The Share Unit Plan is subject to restrictions that:

(i)  the aggregate number of Common Shares reserved for issuance will not exceed 5% of the number of issued and outstanding Company Shares (as of the Record Date, 11,247,173 Common Shares), and when combined with the Company Shares reserved for issuance under any other security based compensation arrangement of the Company, will not exceed 9% of the number of issued and outstanding Common Shares at such time, provided in each case that Company Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Share Unit Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash, Common Shares or a combination of cash and Common Shares will again be available for issuance under the plan;

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(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares (as of the Record Date, 20,244,911 Common Shares);

(iii) the number of Common Shares issuable to insiders as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares (as of the Record Date, 20,244,911 Common Shares) within any 12-month period;

(iv) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share based compensation arrangement of the Company, exceed 1% of the outstanding Common Shares (as of the Record Date, 2,249,435 Common Shares) and (ii) exceed for each individual, a grant date fair value of 150,000 per non-Employee Director, provided that the total annual equity award value of stock options issuable to any non-Employee Director shall not exceed $100,000.

(i) The Share Unit Plan may be amended, subject to TSX policies and the provisions of the Share Unit Plan, by the Company without Shareholder approval to, among other things:

(i) make formal minor or technical modifications to any of the provisions of the plan;

(ii) correct any ambiguity, defective provision, error or omission in the provisions of the Plan ;

(iii) change the vesting provisions or termination provisions applicable to a Share Unit, which does not entail an extension of the expiry date of the Share Unit beyond the original expiry date of such Share Unit;

(iv) make any amendments because of any change in Applicable Law;

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(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Unit Plan in connection with a Change of Control to assist participants to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Share Units not exercised prior to the successful completion of the event.

(i) The following amendments will require shareholder approval in accordance with the requirements of the TSX:

(i) any increase to the number of Common Shares reserved for issuance under the Share Unit Plan or the maximum number of Common Shares available for issuance pursuant to the Share Unit Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of an RSU beyond the original expiry date;

(iv) the removal or exceeding of the limitation on non-employee directors prescribed under the Share Unit Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes;

(vi) the removal or exceeding of the Insider participation limits set out in the Share Unit Plan; or

(vii) an amendment to the amendment provisions of the Share Unit Plan.

Restricted share units (RSUs)

RSUs have been granted according to the specific level of responsibility of the particular executive/employee and the number of RSUs for each level of responsibility is determined by the Compensation Committee with lower-level employees receiving a larger portion of their LTIP in the form of RSUs. Consideration will also be made to historical grants made to the executive/employee and the number of RSUs outstanding when determining the amount of RSUs to be granted each year. RSUs will generally vest equally in 1/3 increments on the 1st, 2nd and 3rd anniversaries from grant date.

Performance Share Units (PSUs)

PSUs have been granted according to the specific level of responsibility of the particular executive/employee and the number of PSUs for each level of responsibility is determined by the Compensation Committee with higher-level employees receiving a larger portion of their LTIP in the form of PSUs aligning higher level management of the Company with Shareholders. Consideration will also be made to historical grants made to the executive/employee and the number of PSUs outstanding when determining the amount of PSUs to be granted each year. PSUs will generally vest equally in 1/3 increments on the 1st, 2nd and 3rd anniversaries from grant date. These PSUs also currently have a performance factor, whereby the number of units vesting will range from 0% to 150% of the units granted, in contrast RSU's do not have any performance factors and hence always have an intrinsic value. The number of Share Units that shall vest will depend upon the Company's Total Shareholder Return of its common shares relative to the Total Shareholder Return of the constituent companies in the GDXJ which were part of the GDXJ for the entire Performance Period ("Peer Group"). The Performance Period is January 1 of the year of the grant date, to December 31 of the year immediately preceding the payout date (the "Performance Period"). The Total Shareholder Return will be calculated as follows:

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TSR = {(price at end of Performance Period - price at beginning of Performance Period) + dividends} ÷ price at beginning of Performance Period

The number of units vesting resulting from the Company's relative Total Shareholder Return against its peer group will be as follows;

Performance Level	Performance Multiplier
1st Quartile	150% of units vest
2nd Quartile	100% of units vest
3rd Quartile	50% of units vest
4th Quartile	0% of units vest

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BOARD OF DIRECTOR SUB-COMMITTEE CHARTERS

Corporate Governance and Nominating Committee

The Board's Corporate Governance and Nominating Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Corporate Governance and Nominating Committee include:

(a) recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b) identifying and recommending to the Board individuals qualified to become Board members, consistent with the criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of Shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the Shareholders;

(c) recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommends any proposed changes to the Board;

(d) considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and making recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e) annually recommending assignments to committees of the Board, including recommendations as to the chairperson of committees of the Board, reviewing and making recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, reviewing the adequacy of all Board committee charters and making recommendations to the Board for any changes to such charters;

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(f) annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively and determining the nature of evaluation, supervising the conduct of evaluation and preparing an assessment of performance of the Board and its committees, to be discussed with the Board;

(g) considering diversity and representation of women on the Board;

(h) managing Board and sub-committee succession planning;

(i) review, monitor and make recommendations to the Board regarding the orientation and education of directors; and

(j) monitoring communications with Shareholders regarding matters of corporate governance.

During 2021 Dawn Moss was appointed to the Board of Directors and assumed the role of chair of the Corporate Governance and Nominating Committee, such that by the end of the year it was composed of four independent directors, Dawn Moss (chair), Michael Price, Marcel de Groot and Gordon J. Fretwell. All of the members of the Corporate Governance and Nominating Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in governance issues for such companies. The skills and experience possessed by members of the Corporate Governance and Nominating Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's governance policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board adopted a Diversity Policy during 2019 which is available on the Company's website.

The objective of the Diversity Policy is to promote better performance and effective decision-making by considering only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; considering gender diversity and representation of women on the Board; considering other diversity criteria including geographical representation, education, experience, ethnicity, and age; and in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria.

The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers. The Company had previously set an aspirational target of 20% representation of women on the Board, which was achieved following the appointment of Dawn Moss in September 2021. However, the company now considers that female representation of 30% would be more in line with industry norms, and as such for each director vacancy being filled, the Company shall ensure that the candidate pool considers women regardless of whether the search is conducted solely by the Company or through an external advisor.

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The Board currently has two female directors (2/8 or 25% of the Board, which will become 2/7 or 29% after the Annual General Meeting). Despite having female members of senior management in the past, we currently do not have any female executive officers, as a result of the management turnover over the past two years. Management of the Company understands that diversity in the executive team is a strength and is focused on diversifying its management team when opportunities present themselves.

The Company has also not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality considering discrimination laws.

The Company's Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI -Corporate Governance and Nominating Committee Mandate, respectively, in the Company's Corporate Governance Manual, at www.galianogold.com/corporate/governance.

Compensation Committee

Responsibilities of the Compensation Committee include:

(a) recommending to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b) annually reviewing the Company's base compensation structure and the Company's incentive compensation and security-based compensation arrangements and recommending changes in or additions to such structure and plans to the Board as needed;

(c) recommending to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d) recommending to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e) recommending to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establishing incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

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(f) evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommending to the Board the incentive compensation payable to Officers under any such incentive compensation plan;

(g) periodic review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and, in addition, making recommendations to the Board regarding appointments of officers and senior managers;

(h) oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i) consider the Company's share ownership guidelines, if any, on an annual basis and recommend any changes to the Company's share ownership guidelines to the Board for approval. The Committee shall also periodically review the shareholdings of Company Officers and Directors relative to any share ownership guidelines established by the Board;  and

(j) administration of the Company's Share Option Plan and Share Unit Plan.

The Compensation Committee was composed of three independent directors, Gordon J. Fretwell (Chair), Shawn Wallace and Michael Price. All of the members of the Compensation Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired through their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's compensation policies and practice.

The Compensation Committee Mandate is included within Section VII - Compensation Committee Mandate in the Company's Corporate Governance Manual, on the Company's website.

Audit Committee

The Audit Committee Mandate is included within Section V - Audit Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

The Audit Committee, during 2021, was composed of three independent directors, Marcel de Groot (Chair), Gordon J. Fretwell and Judith Mosely. Following Mr. de Groot's decision to not stand for re-election, it is anticipated that Mr. Greg Martin will occupy the position as Chair of the Audit Committee upon his election to the Board. All the members of the Audit Committee are financially literate. See the Company's most recent Annual Information Form, filed under the Company's SEDAR profile at www.sedar.com on March 29, 2022, for further information on the relevant education and experience of each member of the Audit Committee.

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Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

The Board does not have a committee dedicated to cyber security exposures, but through its mandate over risk assessment the Audit Committee is responsible for the oversight of this area of risk. As the perceived and real threat of such risk grows in magnitude each year, the Audit Committee has required management to implement cyber security training, use external consultants to review the security of our information systems, and maintain ongoing security testing of all key IT systems.

Sustainability Committee

The Sustainability Committee's mandate is included within Section VIII - Sustainability Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

The Sustainability Committee is composed of three independent directors, Judith Mosely (Chair), Michael Price and Dawn Moss following her appointment to the Board in September 2021, as well as the Company's CEO, Matt Badylak. The Sustainability Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

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The Board, through the Sustainability Committee, is responsible for monitoring and reviewing health, safety, environmental and CSR risks, ensuring the Company's compliance with applicable legal and regulatory requirements, and supporting the furtherance of the Company's commitment to a healthy and safe work environment, environmentally sound resource development and community relationships.  The Sustainability Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The Sustainability Committee will regularly review and make recommendations in regard to the Company's Sustainability policies and assesses the health, safety, environment and community management procedures and recommends improvements. Any Sustainability incidents are to be reported to the Board as appropriate.

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